VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549

January 18, 2017

Re:    Assured Guaranty Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 8-K filed August 3, 2016
File No. 001-32141

Dear Mr. Rosenberg:

Thank you for discussing by telephone the results of your review of our most recent response, dated October 7, 2016, to your letter dated September 26, 2016.  Based on our telephone discussions over the last month with you and other members of the staff of the Securities and Exchange Commission (the "Staff"), Assured Guaranty Ltd. (the "Company") will make the following changes to its non-Generally Accepted Accounting Principles ("GAAP") financial measure disclosures:

•
revise the income reconciliation to remove the GAAP and non-GAAP columns, and separately present the non-GAAP adjustments and the effect of consolidating financial guaranty variable interest entities ("FG VIEs"),

•	remove the adjustment related to the effect of consolidating FG VIEs from our calculation of non-GAAP financial measures,

•	separately disclose the effect of consolidating FG VIEs on each non-GAAP financial measure, and

•	revise prior periods to conform to this updated calculation and presentation.

As agreed, in order to ensure an orderly transition to its revised calculation as agreed to above from its previous calculation that included an adjustment for the effect of consolidating FG VIEs, management will educate its investors by describing this change in its non-GAAP financial measures.

The tables below incorporate the revisions agreed to above and represent the format that will be used in the Company's periodic filings beginning with its December 31, 2016 filings.

Operating Income Adjustments
and Effect of Consolidating FG VIEs

	Year Ended		Year Ended
	December 31, 2016		December 31, 2015
	Operating Income Adjustments	Effect of Consolidating FG VIE	Operating Income Adjustments	Effect of Consolidating FG VIE
Adjustments to Revenues:
Net earned premiums
Net investment income
Net realized investment gains (losses)
Net change in fair value of credit derivatives				—
Fair value gains (losses) on CCS
Fair value gains (losses) on FG VIEs
Other income (loss)
Total revenue adjustments	—	—	—	—
Adjustments to Expenses:
Loss expense
Other operating expenses
Total expense adjustments	—	—	—	—
Pre-tax adjustments	—	—	—	—
Tax effect of adjustments
After-tax adjustments	$—	$—	$—	$—

Reconciliation of
Net Income to Operating Income

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2015	2016	2015

Net income (loss)
Less pre-tax adnjustments:
Realized gains (losses) on investments
Non-credit impairment unrealized fair value gains (losses) on credit derivatives
Fair value gains (losses) on CCS
Foreign exchange gains (losses) on remeasurement of premiums receivable and loss and LAE reserves
Total pre-tax adjustments	—	—	—	—
Less tax effect on pre-tax adjustments:
Operating income

Gain (loss) attributable to consolidating FG VIEs (net of tax of $___, $___, $__ and $___) included in operating income above

Per diluted share:
Net income (loss)
Less pre-tax adjustments:
Realized gains (losses) on investments
Non-credit impairment unrealized fair value gains (losses) on credit derivatives
Fair value gains (losses) on CCS
Foreign exchange gains (losses) on remeasurement of premiums receivable and loss and LAE reserves
Total pre-tax adjustments	—	—	—	—
Less tax effect on pre-tax adjustments:
Operating income

Gain (loss) attributable to consolidating FG VIEs per diluted share included in operating income per share above

Reconciliation of Shareholders’ Equity to
Non-GAAP Operating Shareholders’ Equity
and Non-GAAP Adjusted Book Value

As of
	December 31,	September 30,	December 31,	September 30,	December 31,
	2016	2016	2015	2015	2014

Shareholders' equity
Less pre-tax reconciling items:
Non-credit impairment unrealized fair value gains (losses) on credit derivatives
Fair value gains (losses) on CCS
Unrealized gain (loss) on investment portfolio excluding foreign exchange effect
Taxes
Non-GAAP operating shareholders' equity	—	—	—	—	—
Pre-tax reconciling items:
Less: Deferred acquisition costs
Plus: Net present value of estimated net future credit derivative revenue
Plus: Net deferred premium revenue on financial guaranty contracts in excess of expected loss to be expensed
Taxes
Non-GAAP adjusted book value	$—	$—	$—	$—	$—

Gain (loss) attributable to consolidating FG VIEs included in non-GAAP operating shareholders' equity above (net of tax of $__, $__, $__, $__ and $__)

Gain (loss) attributable to consolidating FG VIEs included in non-GAAP adjusted book value above (net of tax of $__, $__, $__, $__ and $__)

--------------------------

In connection with its responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
You may contact Teresa Muñoz at (212) 893-7317, or me at (212) 261-5511 or (441) 278-6633, if you have any questions regarding our response to your comments.

Sincerely,

By:    /s/ Robert A. Bailenson
Name: Robert A. Bailenson
Title: Chief Financial Officer

cc:	Sasha Parikh, Senior Staff Accountant, Division of Corporate Finance
Sharon Blume, Accounting Branch Chief, Division of Corporate Finance
Laura Bieling, Managing Director / Controller
William Findlay, Managing Director of Accounting Policy
Teresa Muñoz, Managing Director, Financial Reporting